Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
Stockholders and Board of Directors
Ceres Group, Inc.
     We consent to the incorporation by reference in the registration statement (No. 33-62657) on Form S-8 of Ceres Group, Inc. of our reports dated March 16, 2006, with respect to the consolidated balance sheets of Ceres Group, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows, for each of the years in the three year period ended December 31, 2005, and all related financial statement schedules, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K of Ceres Group, Inc.
KPMG LLP
Columbus, Ohio
March 16, 2006